Filed by Synchrony Financial

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

Synchrony Exchange Offer Roadshow Script October 19, 2015

Slide 1: Cover Page: Synchrony Financial Exchange Offer Roadshow Presentation

Hi, I’m Margaret Keane, President and CEO of Synchrony Financial, and thanks for viewing our presentation today. I am going to take you through an overview of Synchrony Financial and why we believe the company is an attractive investment opportunity, then Brian Doubles, our Chief Financial Officer, will provide you a financial performance overview of the company.

Slide 2: Notes to Investors

Before I begin, please refer to the important cautionary language on slide two of the presentation under “Notes to Investors.”

Slide 3: Exchange Offer Summary

Slide three is a summary of the Exchange Offer GE commenced to exchange GE common stock for the common stock of Synchrony Financial.

Slide 4: Experienced Management Team

I will start on Slide 4 with our management team. Our management team has deep industry knowledge with significant experience. This team has been together for a number of years. This is the team that led Synchrony Financial through the crisis, and the team that will lead Synchrony going forward.

I have worked with Brian Doubles, our CFO, for over 9 years, including nearly 7 years where he has served as CFO of Synchrony and its predecessor, GE’s North American retail finance business.

Our Sales Platform leaders - Tom Quindlen, CEO of Retail Card, Glenn Marino, CEO of Payment Solutions, and Dave Fasoli, CEO of CareCredit, all have experience that supports their expertise in leading these platforms.

Supporting this team is a deep bench of experienced leaders running our Marketing, Risk Management, Information Technology, Operations and Collections, and Legal and Compliance Teams. We also have senior business leaders individually assigned to each of our largest partners.

Slide 5: Independent Board Members at Separation

Moving to Slide 5.

We have attracted an impressive team to serve on our board, bringing together decades of banking, consumer finance, and retail experience.

Our current independent board directors are Rick Hartnack, Roy Guthrie, and Jeff Naylor.

Rick is our non-executive Chairman of the Board, and brings 40+ years of experience in banking, most recently as Head of Consumer and Small Business Banking at U.S. Bancorp. We also expect Rick to become our Compensation Committee Chair following the exchange offer.

Roy is the Chair of our Risk Committee, and brings 30+ years of experience in consumer banking – most recently, as the CFO of Discover.

And Jeff, as the Chair of the Audit Committee, brings 25+ years of experience in the retail industry, with a strong financial background.

We also have five board observers who will replace our current GE board members as part of the separation. Our board observers have a broad range of experiences and expertise in many areas that are relevant to our business, including technology, mobile payments, cybersecurity, wireless communications, marketing, finance, public policy, and corporate governance. We are confident they will provide thoughtful guidance to our board and our company.

Slide 6: Synchrony Financial Overview

Slide 6 provides you with an overview of the company, and why we believe Synchrony is an attractive business.

First, we are a leading consumer finance company with scale.

We are the largest provider of private label credit cards in the U.S. and a leader in promotional financing, with over 60 million active customer accounts and $64 billion in receivables as of the end of the third quarter.

We offer a range of retail credit solutions to our partners.

We believe we are well positioned in the industry with our strong retail heritage and a long-standing and diverse partner base that has over 300,000 locations across the United States and Canada.

And while we are a relatively new public company, I think it is fair to say we’ve been in this business a really long time. Our heritage goes back 80 years, and we have supported our partners through all types of business cycles, and we plan on continuing that legacy.

We strive to bring significant value to both our partners and cardholders.

We help our partners grow their business with targeted marketing and loyalty programs, advanced data analytics, innovation, and dedicated onsite support.

As you will see later, we have a track record of growing our partners’ sales at a multiple to market sales growth - the outcome of our engagement with our partners as well as their customers.

And customers benefit from instant access to credit, promotional financing, and rewards.

We also bring to our programs robust data and technology capabilities.

Our loyalty and retail credit product suite is integrated with our partners to allow customers to apply for credit, manage their account and access most customer services seamlessly over their channel of choice – in-store, online or via mobile.

We are also supporting our partners and cardholders through the evolving payment and mobile landscape.

Another exciting part of our story is the solid growth trajectory we have exhibited and the opportunities that we see ahead.

We have a strong track record of winning new partners and renewing partnerships, a testament to our partner-centric operating model.

We have also delivered strong organic growth—increasing penetration at our retailers by growing the number of cardholders and getting a greater share of our cardholders’ spend.

And to support our growth, we are developing a broad product suite with the aim of building a leading, full-scale online bank. Since the first quarter of 2013, when we acquired MetLife’s online banking platform with approximately $6 billion in direct deposits, we have grown deposits to nearly $28 billion as of the end of the third quarter.

All of this contributes to our strong financial profile and operating performance.

We have generated strong growth and attractive returns, while further solidifying our already strong capital and liquidity profile, and we are positioned for future capital return.

Slide 7: Accomplishments since IPO

Slide 7 summarizes our financial performance and business highlights since our initial public offering in late July of last year.

We have generated robust receivables growth of 12% over the past year, and the growth to date exceeds the outlook we had provided in January. Program sales growth has substantially outperformed retailers’ sales growth, helping drive the outperformance.

Our return on assets year-to-date is 3%, which is the high end of the range we provided in January. Net interest margin has performed well, exceeding our outlook range, and the efficiency ratio has been in-line with the outlook, and includes the infrastructure costs needed to operate independently.

And we have strengthened our balance sheet, carrying capital and liquidity levels that are above peers, as well as driving deposit growth through our online bank to support our growth. Deposits now represent 63% of our funding.

Moving to our business highlights, we have added several new relationships as well as renewing a number of existing ones. The slide shows you some of these partners - recognizable names in the retail, online, oil and gas, and healthcare space.

On the technology front, we have been a leader in developing the ability of using private label credit cards in the emerging mobile wallet applications, and announced our participation in Apple Pay and Samsung Pay, where our cards can be used.

We are also driving digital capabilities for our partners and their cardholders, and have seen online sales increase 21% over the past year, outpacing U.S. online sales growth.

Finally, achieving the Federal Reserve Board’s approval to be a stand-alone savings and loan holding company is a major step in our journey towards separation.

We are very pleased with our achievements since we became a public company last year, and have accomplished this while working towards separation. Post-separation, the company will be well-positioned to execute our business strategy, and we are excited about our future growth opportunities.

Slide 8: Business Overview (TRANSITION SLIDE)

Slide 9: Partner-Centric Business with Leading Sales Platforms

Next, I will provide a business overview of Synchrony Financial, beginning on Slide 9.

The Company is comprised of 3 sales platforms: Retail Card, Payment Solutions and CareCredit.

We are a leading provider of private label credit cards in the U.S., and also provide Dual Cards TM and small business credit products for many of the nation’s largest retailers within our Retail Card business. We offer our products primarily through 21 national and regional retailers, including department stores, mass merchandisers, TV shopping networks, online retailers and oil and gas retailers.

Retail Card is our largest platform with $43 billion in receivables at the end of the third quarter, and receivables have grown 13% over the past year. Retail Card generated $7.3 billion of platform revenue over this period.

Through our Payment Solutions platform, we are a leading provider of promotional financing for major consumer purchases, offering both private label cards and installment loans.

Programs in Payment Solutions include national and regional manufacturers, industry associations and buying groups, dealers as well as individually branded partners.

Payment Solutions accounted for nearly $13 billion in receivables at the end of the third quarter, which has grown 12% over the last year, while generating $1.7 billion in platform revenue over this period.

Through our CareCredit platform, we are also a leading provider of promotional financing to consumers for elective healthcare procedures or services, such as dental, veterinary, cosmetic, visionary and audiology.

CareCredit offers a private label credit card that can be reused at any of our CareCredit provider locations.

We have a broad network of providers and locations nationally where our financing is offered.

The CareCredit platform accounted for over $7 billion in receivables at the end of the third quarter, which has grown 5% over the past year. CareCredit has generated $1.7 billion in platform revenue over this period.

As I noted earlier, our sales platforms cover a diverse partner base that has over 300,000 locations across the United States and Canada.

Slide 10: Customized Products

Moving to Slide 10, our product offerings are customized to suit the needs of our partners and their customers.

Within Retail Card, we offer private label credit cards, Dual CardsTM and small business credit products.

Private label cards are partner-branded credit cards that are used primarily to purchase goods from our partners.

Our proprietary Dual CardsTM are general purpose credit cards that are co-branded with our partner’s own brand and may be used to make purchases from our partners, functioning as a private label credit card. For purchases outside the partner and where the networks are accepted, the Dual CardTM functions as a general purpose credit card. We currently issue Dual CardsTM for use on the Visa and MasterCard networks and have the ability to issue Dual CardsTM for use on the American Express and Discover networks.

Our approach helps build affinity for our partners through customized benefits and features, such as cash back and discount offers, credit events, promotions, and rewards.

Within Payment Solutions and CareCredit, we offer private label credit cards accepted at specific retailers or providers, and promotional financing for big-ticket purchases.

Through Synchrony Bank we offer a wide range of FDIC-insured deposit products through our fast-growing direct banking channel, and our investments in the Synchrony brand offer opportunities for continued growth.

Slide 11: Long-Standing Partnerships

Slide 11 shows a key aspect to our business - the long standing and stable partnerships we have established over the years.

As you can see, we have long-tenured relationships with very large partners, a testament to the strong relationship we have with our partners and the strength of our proven business model.

Our largest 40 programs are typically under long-term exclusive contracts… these are generally 5-10 year contracts for Retail Card and 3–5 years for Payment Solutions, and these deals represent 74% of our platform revenue.

The remaining programs are spread across over 200,000 different program relationships… these contracts are typically found in our Payment Solutions and CareCredit platforms and for the most part are on a shorter-term auto-renew basis… these provide nice diversification as none of these programs make up more than 0.1% of our platform revenue.

The right hand side is focused on our 40 largest programs and reflects a very stable, committed revenue profile.

We have been very successful in renewing and extending these relationships, and as a result, 61% of our platform revenue is under contract in 2019 and beyond.

Looking at Retail Card, where a majority of these programs are managed, nearly 92% of the receivables are under contract to 2019 and beyond.

Part of the reason for this is our ability to align goals through our Retailer Share Arrangements and marketing funds—an effective structure that creates a true win-win partnership.

Slide 12: Largest PLCC Provider in U.S.

Slide 12 shows that overall private label credit card receivables have rebounded back to 6% above pre-crisis levels at $108 billion, far outpacing the recovery in general purpose credit card receivables, which are 11% below pre-crisis levels.

And while total private label credit card receivables have grown $14 billion since 2011, our private label credit card receivables have grown $9 billion over this period.

We believe the value we bring to our partners and their programs, their engagement in growing these programs, as well as the attractive value propositions private label credit cardholders receive for using their cards, are helping to drive this growth for us and the overall market.

Slide 13: Differentiated Value Proposition for Partners & Customers (TRANSITION SLIDE)

Our B to B to C business model requires that we offer strong value propositions for both our partners and customers.

Slide 14: Partner Value Proposition

Moving to Slide 14.

We have a track record of helping our partners increase their sales. Our research indicates that our cardholders spend substantially more each year than non-cardholders.

Our positive impact on partner sales is also evident in the fact that our purchase volume has generally grown faster than our partners’ retail sales.

Our customers are loyal – our Retail Card customer relationship averages 7 years. And 50% of our CareCredit purchase volume is now from reuse by existing customers.

We use dedicated on-site teams, marketing centers of excellence, advanced analytics and targeted marketing to drive sales for our partners, with a track record of driving higher retailer purchase volume once we onboard a program.

Our partners receive economic benefits from our programs in a number of ways, further enhancing our alignment. Retailer share arrangements reward our partners for the economic success of our programs above certain return thresholds. And our partners benefit from the elimination of interchange fees for the in-store purchases as well as increased sales volume. Retailer share arrangements alone added up to $2.6 billion in 2014.

Slide 15: Proprietary Closed-Loop Network Advantages

We have built a proprietary closed-loop network that enables valuable data capture and eliminates interchange fees for our partners when our private label and Dual CardsTM are used at their retail locations and run over our network.

As Slide 15 indicates, when a general purpose credit card or traditional co-branded credit card is used, there is limited data that can be collected by the card issuer.

However, when our private label credit cards or Dual CardsTM are used, and the transaction comes directly to us over our network, we have the ability to see the date of the purchase, the name of the retailer, through what channel the transaction was made - in store, online, or through a mobile device, and what brand and items were purchased.

And we receive this level of data on over 70% of the transactions that run over our network. We process over 800 million transactions on our network annually.

This gives us the ability to analyze significantly more data than general purpose credit card or traditional co-branded card issuers that typically see only a basic transaction.

I will outline what we are able to do with this data on the next slide, but the important thing to note here is that with our products and our proprietary closed-loop network, we have the ability to access a significantly more robust data set, and interchange fees are eliminated for our partners on transactions that run over our network.

Slide 16: Leverage Data/Analytics to Drive Partner Performance

We leverage our data and analytics to help drive partner performance in various ways.

We augment the data we capture on the network with additional data elements from a number of sources including consumers, retailers, and industry and external sources.

Our data access affords us a wide array of opportunities to better analyze our customers’ spending patterns, what they are buying and how they are shopping.

At the most fundamental level, data allows us to help our partners understand the shopping patterns of their customers and allows us to drive targeted offers to their consumers based on specific information.

We utilize a variety of tools and techniques to develop consumer profiles and behavioral trends, create unique segmentation clusters, and develop predictive models to optimize touch points.

We then can work with our partners on targeted offer strategies aimed at increasing engagement, sales, and loyalty. These strategies include personalized promotions and offers based on consumer profiles, customized loyalty programs, and optimized channel delivery.

On our Dual CardsTM, we capture outside spend in everyday categories such as dining, gasoline, and travel. This allows us to make targeted offers for related categories in the store and drives incremental store visits for our partners.

Our partners are often looking for store or location-level insights. We have helped our partners identify the best market to open their next store in by studying competitive conditions, population size, and spending trends. We are also able to use store-level data such as square footage, number of registers, and the number of employees to help partners measure the efficiency of their stores, set more accurate store goals and improve operational performance.

Slide 17: Innovative Digital Capabilities

On slide 17, I’ll review the value we deliver through our innovative digital capabilities.

Our digital capabilities add value for both our partners and clients. We have focused significant effort and resources to ensure that we are on the forefront of this evolving landscape.

We are investing in enhancing the user experiences for consumers who utilize online and mobile channels. Our mobile applications can deliver customized features including rewards, retail offers, and alerts.

For our commercial cardholders we have enhanced the user experience and features including project-level invoicing and billing, invoice search capabilities, and simplified payments.

We have also enhanced the digital capabilities of our online bank. We recently upgraded our digital banking platform, including Remote Deposit Capture, and we have a responsive design which allows customers to access accounts via any device.

With respect to mobile wallets, our strategy is to follow the consumer and our partners by offering choice, and we continue to make progress in our mobile wallet strategy. We have Dual CardsTM enabled and will be one of the first issuers with the capability to offer private label credit cards through Apple Pay. We were among the first issuers to offer private label credit cardholders the ability to add their cards to Samsung Pay, and have currently enabled the use of over 12 million active accounts across our CareCredit and Payment Solutions platforms in Samsung Pay, and we intend to build on this. We are also engaged with CurrentC and Android Pay in developing capabilities in those wallets as well.

Through our innovation and strategic partnerships, we are helping to shape the future of how private label credit cards function in mobile wallets and provide value to our merchants and their customers. We have developed a mobile platform that can be rapidly integrated across retailers and wallets.

The speed at which we have been able to develop the capability for our cards to be in mobile wallets, while maintaining the benefits for both our cardholders and partners, speaks to our commitment to being at the forefront of this evolving payments landscape and our ability to capitalize on our leadership position.

And we continue to develop proprietary solutions like our digital card. Digital cards are a digital version of our cards that include convenient features such as: in-store, self-service account lookup; mobile payments functionality; and loyalty program numbers.

Earlier this year, we announced that we extended our digital card to our CareCredit cardholders, enabling access to a digital version of their CareCredit healthcare credit card on their mobile device. Since nearly half of all CareCredit purchase volume is from existing customers, this was an important initiative.

In summary, our innovative digital capabilities have resulted in a 69% increase in online and mobile purchase volume since the third quarter of 2012, and 45% of our active accounts are using digital servicing.

We will continue to seek ways to build, partner and invest in the latest technologies to further benefit our partners and customers. It’s an exciting time in the evolving digital landscape and we are committed and positioned to continue to deliver value.

Slide 18: Customer Value Proposition

Our customer value proposition is also compelling.

49 million customers applied for our cards in 2014. Customers are drawn to apply due to our convenient credit and acquisition offers and the instant access to credit we provide at the point-of-sale for qualified applicants.

We tailor our promotions and rewards to customers to offer appealing benefits over the customer lifecycle, and they generally exceed the benefits general purpose cards offer.

The credit that we make available helps our customers make the purchases and receive the treatments they want. For example, in CareCredit, our Customer Engagement Study in the second quarter of this year showed that 49% of customers would have postponed or reduced the scope of treatment without our financing.

Lastly, customer convenience helps drive increased usage of our products, and the digital experience we offer customers has helped drive this. As I noted earlier, online and mobile purchase volume is up 69% over the past three years, nearly one-third of our applications now occur digitally, and 45% of our active accounts are using digital servicing.

Customers value the instant access to credit that we offer them, as well as attractive discounts, promotional terms and loyalty rewards, the ability to obtain and compartmentalize financing for major purchases, and the convenience provided to them by our digital capabilities.

Slide 19: Growth Strategy (TRANSITION SLIDE)

Next, I will cover our growth strategy.

Slide 20: Growth Initiatives

Slide 20 depicts our growth initiatives and our delivery on these initiatives.

First, we are focused on organic growth through improved penetration of our partners’ sales, and our growth has been strong; receivables have grown at an annualized rate of 9% over the past three years. A majority of this growth has been achieved organically, driven by targeted marketing programs and our strong value proposition with our partners and their customers.

Second, we remain focused on attracting new programs, endorsements, and expanding our network, and we have been very successful, entering a number of new relationships.

Third, we have an opportunity to leverage the investments we have made in online, mobile, loyalty and analytics to strengthen relationships and drive higher spend on our cards. Our efforts so far have resulted in significant increases in digital applications, purchase volume, and account servicing. We have taken a leading position in the mobile wallet space for private label credit cards, entering into key relationships and developing capabilities with mobile wallet providers.

Fourth, we plan to grow Synchrony Bank into a premier online banking platform. Our efforts have resulted in growing the direct deposit platform to nearly $28 billion since acquiring it in early 2013.

And lastly, we are focused on leveraging our platform and scale to expand our offerings and network acceptance, and have made progress there by signing key relationships as well as developing our own programs, such as CarCareOne.

We believe there is considerable opportunity to continue to grow our business and increase the usage of our products in each of our sales platforms, and we are executing initiatives to help capture future growth through these five primary growth initiatives, which I will cover in more detail in the upcoming slides.

Slide 21: Significantly Outpacing Industry Growth

Slide 21 shows the opportunity we have and how we are outpacing the credit card industry growth. Synchrony comprises only 7% of the $873 billion U.S. credit card market. One of our goals is to gain tender shift from other credit cards as well as other forms of payment.

While the U.S. credit card market has only grown 3% annually since 2011, we have grown 9% annually over this same period, and a majority of the growth has been organic.

The future growth prospects in credit card usage are optimistic according to industry research, which is pointing to the accelerating credit card purchase volume growth.

Slide 22: Deep Integration Drives 2-3x Market Growth Rate

Moving to Slide 22.

We have a track record of outpacing the growth of the broader retail markets in which we offer our products. In 2014, our purchase volume growth rate was on average 3 times greater than the sales growth rates for retail markets we serve.

We believe there are a number of factors driving this success: the expertise built from our long heritage in this business and our significant scale, the differentiated marketing we deploy with attractive value propositions to customers, insights gained from data analytics, and innovative digital capabilities.

We have a high level of engagement with our partners, with joint executive management of the programs, and over 1,000 of our employees co-located with our partners. The collaboration with our partners helps ensure sales teams are aligned with the program’s goals.

And we believe the economic benefits provided through the retailer share arrangements align goals and help drive profitable program growth.

Slide 23: Attracting New Partners

An important component of our growth strategy is attracting new partners.

Slide 23 shows some of the relationships we have added since 2011.

We attract new partners through a combination of launching new startup programs and by acquiring existing programs from competitors. We have been successful in winning programs from our competitors.

We seek partners and deals that are the right fit for us, and have the appropriate risk-reward profile. We also seek partners that enable us to own key aspects of the program, including underwriting and collections.

We attract partners who value us for our deep industry experience and our broad capabilities. They value our partner-centric model, our marketing, analytics and technology expertise, as well as our dedicated on-site teams.

Slide 24: Fast growing online bank

Moving to Slide 24.

Another critical component of our growth strategy is our online bank. As I noted earlier, we acquired the MetLife on-line banking platform in January 2013, which was around $6 billion at that time. We then successfully integrated the platform, and have grown to nearly $28 billion in direct deposits as of the end of the third quarter.

We offer a broad range of FDIC-insured deposit products, including CDs, IRAs, money market and savings accounts.

We want to accelerate Synchrony Bank into a premier online bank, and our strategy includes: continuing to offer competitive rates and superior service afforded by the low-cost structure of an online bank, capitalizing on the opportunity to further leverage cross-sell opportunities with our cardholder base, expanding our product offerings to include features such as checking accounts, bill payment, overdraft protection, debit cards and small business deposit accounts, and enhancing our Synchrony Bank Perks program, leveraging our experience with loyalty and rewards programs.

Over the past year, we have grown our deposits, increased the number of customers, as well as improved retention, and our customer satisfaction scores are some of the highest in the industry.

Slide 25: Future Growth Opportunities

We believe Synchrony has ample room to grow – comprising only 7% of the U.S. credit card receivables market.

And we will continue to execute on the growth strategies I just outlined.

In addition to this, we will be evaluating additional opportunities as we move forward, as shown on Slide 25.

We will look to expand our network capability and increase the utility of our cards, as we have done with CareCredit and the CarCareOne program.

Expansion into new products and markets provides important growth opportunities for us. For example, we would like to increase our presence in certain targeted co-brand opportunities, similar to what we did with the launch of the Stash Hotel Rewards program in the travel and entertainment space.

And we will be pursuing ways to grow our small business platform. We currently do $11 billion in annual purchase volume with 1 million active commercial accounts, and have some attractive capabilities that we believe we can further leverage.

Finally, we would look to pursue inorganic opportunities. We believe our business model is portable and we have the ability to leverage the model through geographic expansion. We would also look for capability-enhancing M&A opportunities if the right situation presented itself and it made sense financially.

Now let me turn it over to Brian Doubles who will take you through our financial performance.

Slide 26: Financial Performance (TRANSITION SLIDE)

Slide 27: Strong Operating Performance

Let me start by providing an overview of how the business is performing, on Slide 27.

We’ve had strong, consistent performance throughout the year.

Starting with receivables… We’ve delivered strong loan receivables growth of 12% over the past year … which compares to retail sales that generally were up only 2-3% over the same time period… so this business has a track record of outperforming the market.

Platform revenue growth has also been consistently strong; on a year-to-date basis, platform revenue has grown 8% over last year - in line with our average receivables growth over this period.

Our loss performance has continued to improve… our net charge-off rate year-to-date improved 20 basis points from 2014…As I will cover later, we have made improvements in our asset quality post-crisis, and this coupled with a better environment for the consumer has helped drive the performance.

And our net earnings on a year-to-date basis grew 6%. So overall, our business is demonstrating strong growth and financial performance.

Slide 28: Peer Comparison: 2Q15

Next, on Slide 28, I’ll give you an overview of our performance relative to credit card peers, the comparison is as of the second quarter of 2015 as some of our peers had not yet reported third quarter results at the time this presentation was filed.

Let me start with growth… you can see we’ve delivered strong receivables growth of 12% over the past year, above our peers, and as I noted on the previous slide, delivered this level of growth in the third quarter as well.

Purchase volume growth continued at a strong pace, growing 11% in the second quarter, and 12% in the third quarter.

Moving to margins, our risk-adjusted yield was 600 basis points higher than our closest peer in the second quarter… this really provides a nice buffer for our returns through different economic cycles.

Our efficiency ratio was 33.5%, which is 9 points below our closest peer. Our costs associated with separation are now in our run rate, and expenses going forward will be driven more by growth and investments we are making in digital, mobile and data analytics.

Lastly … We continue to maintain a strong balance sheet with capital and liquidity above our credit card peers.

Slide 29: Focus on Higher Quality Asset Base

Moving to Slide 29, I’ll cover risk management and our approach to underwriting.

First – we have a very experienced risk team … and we are very disciplined in our approach to underwriting.

We also control all underwriting and credit decisions in our programs… this is really a non-negotiable for us.

The first chart highlights our underwriting approach on new accounts.

79% of the accounts we have originated since the beginning of 2010 have been prime credits above 660 FICO at origination - and almost 100% were above 600 FICO.

On the next chart you can see the quality of our portfolio has really improved since the financial crisis.

In 2008, approximately 61% of our accounts were prime credits above 660 FICO… this has grown to 73% … up 12 percentage points.

While at the same time we have reduced our accounts below 600 FICO from 19% to 7% … another 12 percentage point improvement.

This is a fairly dramatic shift in the overall quality of the book.

And lastly… as shown in the chart on the right, our portfolio delinquencies have consistently improved since the third quarter of 2012, declining to near 4% in the third quarter. This reflects both our improvement in underwriting as well as the improved environment for consumers.

Slide 30: Historical Net Charge-Offs & Risk-Adjusted Yield

Slide 30 shows you a longer-term view on how we performed from a loss perspective dating back to the peak of the financial crisis, when loss rates for card issuers peaked in 2009.

The general perception is that private label credit cards will perform significantly worse than general purpose cards in periods of higher credit losses. But you can see in the top chart that our credit performance was relatively in-line with general purpose card issuers, in the 10-11% loss range in 2009 on a managed basis.

If you look at this on a risk-adjusted yield basis, we outperformed the general purpose card peers by a wide margin through the crisis, with our risk-adjusted yield running over 700 basis points higher than the peer group. This really highlights the earnings resiliency of our business model.

As we have moved beyond the cycle and losses have declined, our risk-adjusted yield outperformance compared to the general purpose card issuers widened to over 800 basis points in 2014.

Slide 31: Retailer Share Arrangements

Moving to Slide 31.

The retailer share arrangements are an important element of our business and provide alignment with retailers, but also provide a countercyclical buffer in stressed environments.

Our Retail Card partners typically benefit from retailer share arrangements that provide for payments to them once the economic performance of the program exceeds a contractually-defined threshold. Economic performance for the purposes of these arrangements is typically measured based on agreed upon program revenues - including interest and fee income and interchange fees, less agreed upon program expenses, including interest expense associated with funding the program, provision for credit losses, loyalty expense, and operating expenses.

These shared economics enhance our partners’ engagement with us and provide an incentive for partners to support the programs.

The diagram on the slide provides an illustrative example of how the RSA works under a normal environment as well as through a period of lower program performance. In the example, the program has a return of 400 basis points. If we retain the first 150 basis points of program return, then share program returns 50/50 beyond that, we would earn 275 basis points or 69% of the overall program return.

Should the overall program return decline to 250 basis points, we would retain 200 basis points of the return, and our share increases to 80% of the overall program return.

This was evident during the financial crisis, when program performance declined as credit costs increased. The RSA as a percentage of average receivables declined to 1.6% of average loan receivables in 2009, compared to 4.5% in 2014.

This countercyclical buffer helped us maintain profitability throughout the recent financial crisis. We believe our ability to maintain profitability through various economic cycles is attributable to our rigorous underwriting process, strong pricing discipline, low cost to acquire new accounts, operational expertise and retailer share arrangements with our largest partners.

Slide 32: Diverse Funding Sources and Strong Liquidity

Next I’ll cover our funding profile on Slide 32.

We have access to a diversified and stable set of funding sources.

The focus we have placed on growing the online bank and unsecured debt issuance since our IPO last summer has helped to further diversify our funding profile and bring the funding structure at or near our long-term targets.

First, we will continue to grow our direct deposit platform. In the third quarter of last year, 54% of our funding came from deposits, and with the nearly $8 billion of growth in deposits over the past year, funding from deposits increased to 63% as of the third quarter this year, and within our long-term target range of 60-70%.

Second, we will continue to stay active in the ABS market, as this has been a stable source of funding for us for over 15 years. However, given the growth in direct deposits we expect to be less reliant on the ABS market going forward.

Lastly, we expect to be a regular issuer in the unsecured bond market, and will use the proceeds to prepay the bank loans we have outstanding.

Longer term, we will look to continue to maintain a diversified profile.

We also expect to maintain strong liquidity levels.

As of the third quarter, we have $22 billion of liquidity, comprised of over $15 billion of highly liquid assets and $7 billion of committed undrawn securitization capacity.

And we use funding to help maintain our neutral to slightly asset sensitive interest rate risk position.

Slide 33: Strong Capital Profile

Next, I’ll discuss our strong capital profile on Slide 33.

As you can see on the slide, we have a strong capital position and are generating strong returns relative to peers.

Following our separation from GE, we believe we are positioned to prudently deploy excess capital.

As we move forward, our priorities for capital would first be organic growth and program acquisitions that meet our return thresholds.

We would also look to establish a dividend and share buyback program, the timing and magnitude subject to board and regulatory approvals.

And lastly, we would evaluate M&A opportunities that add to our core capabilities and allow us to continue to grow the business.

So overall, we currently have a strong capital position, and our business continues to generate a substantial level of capital, and we would look to prudently deploy the excess capital through the priorities I noted here.

Slide 34: Performance Exceeding 2015 Outlook

Next, on Slide 34, I’ll recap our performance year-to-date versus the 2015 outlook we provided back in January.

Starting with loan receivable growth, our growth of 12% has exceeded our outlook range of 6-8%. This improvement is driven by the value props resonating with our cardholders, and our marketing strategies with our partners delivering strong organic growth.

Net interest margin is 15.8% year-to-date, which is better than the 15-15.5% range we provided back in January. We have continued to look for ways to deploy excess liquidity generated from strong deposit growth, taking the opportunity to paydown higher cost funding sources.

Our net charge-off rate has been slightly better than we had expected, with year-to-date charge-offs running 20 basis points below last year. We attribute this to our improved credit profile as well as the improving economic environment and likely some benefit from lower gas prices.

The efficiency ratio year-to-date is 33.3%, which is in line with our guidance of below 34% for the year. Despite the investment we made to build our standalone infrastructure, our efficiency ratio continues to compare favorably to the industry. We feel well-positioned to manage this going forward as we expect the business to generate positive operating leverage over the long-term.

And lastly we have generated a return on assets that at 3.0% year-to-date is at the upper end of our guidance for 2015.

So overall we are pleased with the results of our financial performance this year.

With that, I’ll turn it back over to Margaret…

Slide 35: Strategic Priorities

Thanks Brian, I’ll close with Synchrony Financial’s strategic priorities on Slide 35.

We are focusing our efforts on five strategic priorities.

First, we will continue to execute on our three sales platforms, building upon our strong, differentiated capabilities in marketing, analytics, loyalty and mobile technology. We expect to continue increasing penetration at existing partners and add new partners and programs including startup opportunities.

Second, we will continue to expand our robust data, analytics and technology offerings by accelerating our already robust capabilities in marketing, analytics and loyalty, as well as continuing to leverage developments across digital technologies. We will continue our innovative strategy on mobile wallet development for private label credit cards.

Third, we will continue to position our business for long-term growth, focus on building our Synchrony Bank franchise into a, full-scale online bank through the development of a broad product suite to increase loyalty, diversify our funding sources, and drive profitability. We will also leverage and explore adjacencies to our core business for growth opportunities, such as expanding our small business platform.

Fourth, we intend to operate our business with a strong balance sheet and financial profile. We expect to support our business model with diverse and stable funding. We also expect to maintain strong liquidity and capital to support our operations, business growth, credit ratings and regulatory targets.

Finally, we are highly focused on positioning the business to return capital to shareholders. We would look to return capital following our separation from GE, subject to board and regulatory approval.

Slide 36: Closing Slide – Synchrony Financial

In closing, we believe Synchrony Financial is a compelling business. Led by a very experienced management team, our engagement with our partners and providers, the capabilities, expertise and scale we bring to our relationships, and the resulting growth and attractive returns we generate, position our company well for the future.

That concludes our presentation and we would like to thank you for your interest and taking the time to learn more about Synchrony Financial.

Additional Information

The terms and conditions of the exchange offer will be more fully described in the registration statement being filed by Synchrony Financial with the SEC and a Schedule TO being filed by GE with the SEC. The prospectus, which is included in the registration statement, and other filed documents contain important information about GE, Synchrony Financial, the planned separation of Synchrony Financial from GE and related matters. GE will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by GE and Synchrony Financial, if and when they become available and before making any investment decision. None of GE, Synchrony Financial, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. Investors will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by GE and Synchrony Financial at the SEC’s web site at www.sec.gov. Those documents may also be obtained for free www.edocumentview.com/GEexchange or call (866) 300-8594.

Forward-Looking Statements

Information in this communication contains forward-looking statements. Forward-looking statements may be identified by words such as “outlook,” “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “will,” “should,” “may” or words of similar meaning, but these words are not the exclusive means of identifying forward-looking statements. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. A list of the factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of GE and Synchrony Financial with the SEC, such as annual and quarterly reports and the registration statement, the prospectus part thereof and related exchange offer documents. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.